SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For June 2, 2015

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190918) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENT.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on June 2, 2015.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 18,426,322, with a total of 184,263,220 voting rights; the total number of Class B shares was 36,135,048, with a total of 36,135,048 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on June 02, 2015,

•	Adoption of the Company’s audited consolidated financial statements for the 2014 financial year.

•	Re-appointment of ERNST & YOUNG as the Company’s Auditors.

•	Election of Directors to the Company’s Board of Directors.

•	Approval of the Directors’ remuneration.

Regarding adoption of the Company’s audited consolidated financial statements for the 2014 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To adopt the Company’s audited consolidated financial statements for the 2014 financial year	193,809,723	0	10,900

Regarding the re-appointment of ERNST & YOUNG as the Company’s Auditors, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To re-appoint ERNST & YOUNG represented by ERNST & YOUNG LLC and Ernst & Young Cyprus Limited (Cyprus) as the Company’s Auditors	193,756,123	64,500	0
To approve the Auditor’s remuneration[1]	177,138,280	0	0

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Alexey Rasskazov, Mr. Andrey Romanenko, Mr. Andrey Shemetov, Mr. Boris Kim, Mr. Osama Bedier and Mr. Sergey Solonin, were re-elected and appointed to the office of Elected Directors of the Company.

•	Mr. Marcus Rhodes, Mr. Dmitry Pleskonos and Mr. Rohinton Minoo Kalifa were re-elected and appointed to the office of Independent Directors of the Company.

1	The amount of Auditor’s remuneration was non-materially adjusted by the shareholders at the Meeting, subsequently the votes submitted by representative of BNY (NOMINEES) LIMITED under non-discretionary proxy could not be accepted for the purpose of the relevant amended resolution.

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve non-executive Directors’ remuneration	193,820,623	0	0
To approve no remuneration shall be fixed for executive Directors of the Company	193,820,623	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: June 2, 2015	By:	/s/ Alexander Karavaev
Alexander Karavaev
Chief Financial Officer